UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GEORGIA-PACIFIC CORPORATION

(Name of Subject Company)

GEORGIA-PACIFIC CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $0.80 Per Share

(Title of Class of Securities)

373298108

(CUSIP Number of Class of Securities)

James F. Kelley

Executive Vice-President and General Counsel

Georgia-Pacific Corporation

133 Peachtree Street, N.E.,

Atlanta, Georgia, 30303

(404) 652-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Creighton O’M. Condon

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2005 and amended on November 25, 2005, December 1, 2005, December 2, 2005, December 8, 2005 and December 13, 2005 by Georgia-Pacific Corporation, a Georgia corporation (the “Company”), relating to the tender offer by Koch Forest Products, Inc. (“Purchaser”), a Georgia corporation and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Parent” or “Koch Industries”), disclosed in a Tender Offer Statement on Schedule TO dated November 17, 2005, as amended, and filed with the SEC, to purchase all of the issued and outstanding shares of common stock, par value $0.80 per share, of the Company (the “Shares”) at a purchase price of $48.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated November 17, 2005, as amended, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

Amendments to the Statement

Item 4.	The Solicitation or Recommendation

Item 4 of the Statement, entitled “The Solicitation or Recommendation,” is hereby amended and supplemented as follows:

(1) The section captioned “Background” in Item 4 of the Statement is hereby amended by adding the following sentence to the end of the sixth full paragraph on page 8:

“The special committee was not authorized to approve the transaction, which action was reserved to the full Board of Directors.”

(2) The section captioned “Opinion of Financial Advisor—Selected Companies Analysis” in Item 4 of the Statement is hereby amended by adding the following after the second full paragraph on page 15:

“For the Company and the selected companies, Goldman Sachs calculated the following values:

Enterprise Value as a Multiple of:
Selected Company:	LTM EBITDA	2005 EBITDA	2006 EBITDA

Georgia-Pacific	6.4x	6.3x	5.8x

International Paper Company	8.2x	8.5x	8.2x

Weyerhaeuser Company	5.9x	6.7x	7.3x

Smurfit-Stone Container Corporation	8.5x	11.8x	9.4x

MeadWestvaco Corporation	5.9x	7.3x	6.6x

Packaging Corporation of America	7.6x	10.6x	10.1x

Svenska Cellulosa AB (SCA)	10.0x	8.1x	7.3x

Kimberly-Clark Company	9.7x	9.7x	9.1x

Louisiana-Pacific Corporation	2.5x	3.0x	4.9x

West Fraser Timber Company Limited	3.7x	5.7x	5.4x

Norbord Industries, Inc.	3.2x	3.5x	5.9x

Canfor Corporation	2.3x	6.2x	5.4x”

(3) The section captioned “Opinion of Financial Advisor—Discounted Cash Flow Analysis” in Item 4 of the Statement is hereby amended by replacing the fourth full paragraph on page 15 with:

“Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis on the Company using the Company’s management projections. The per share discounted cash flow values were calculated by aggregating (1) the discounted unlevered free cash flows of the Company in the years 2006E- 2010E, and (2) the discounted values of the terminal enterprise value in the year 2010 based on multiples ranging from 6.0x EBITDA to 7.0x EBITDA. The EBITDA multiples ranging from 6.0x to 7.0x were chosen based on historical public market enterprise value to EBITDA multiples for the Company and selected comparable companies. The unlevered free cash flows and the terminal values were discounted using discount rates ranging from 8.0% to 10.0%. The discount rate range was chosen based on estimates of the weighted average cost of capital for the Company, which was derived by calculating the Company’s: (1) cost of equity, using the capital asset pricing model, (2) cost of debt and (3) estimating a targeted capital structure for the Company. The following table presents the results of this analysis:”

(4) The section captioned “Opinion of Financial Advisor—Additional Premium Analysis” in Item 4 of the Statement is hereby amended by deleting the first full paragraph on page 17 and replacing it with the following:

“Additional Premium Analysis. Goldman Sachs analyzed the premium paid, calculated relative to the target’s share price four weeks prior to the date that the transaction was announced, for the following transactions, which transactions were the twenty largest transactions in the United States announced in 2005:

Transaction	Premium Paid*
The Procter & Gamble Company / The Gillette Company	20.5%
Bank of America Corporation / MBNA Corporation	29.7%
SBC Communications Inc. / AT&T Corp.	(3.4%)
ChevronTexaco Corporation / Unocal Corporation	27.9%
An investor group / Adelphia Communications Corporation	N/A
Federated Department Stores, Inc. / The May Department Stores Company	23.5%
An investor group / Cablevision Systems Corporation	30.6%
An investor group / The Hertz Corporation	N/A
Duke Energy Corporation / Cinergy Corp.	14.1%
MetLife, Inc. / Travelers Life & Annuity	N/A
An investor group / SunGard Data Systems Inc.	37.3%
R.H. Donnelley Corporation / Dex Media, Inc.	8.1%
MidAmerican Energy Holdings Company / PacifiCorp	N/A
INEOS Group Holdings plc / Innovene Inc.	N/A
Verizon Communications Inc. / MCI, Inc.	34.3%
Shareholders / Ameriprise Financial, Inc.	N/A
Teva Pharmaceutical Industries Ltd. / IVAX Corporation	23.8%
NRG Energy, Inc. / Texas Genco LLC	N/A
Valero Energy Corporation / Premcor Inc.	26.5%
Lincoln National Corporation / Jefferson-Pilot Corporation	11.8%

*	Thomson Financial data

The following table presents the result of this analysis:”

Item 8.	Additional Information

Item 8 of the Statement, entitled “Additional Information,” is hereby amended and supplemented as follows:

(5) The section captioned “Certain Litigation” in Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of the subsection captioned “Class and Derivative Action” thereof:

“At the December 14, 2005 hearing, the Superior Court denied the Indiana Pension Fund’s emergency motion, which sought temporary injunctive relief against the Merger Agreement, on the basis that (1) the plaintiff did not demonstrate immediate irreparable injury because its appraisal remedy under Article 13 of the GBCC is an adequate remedy at law, and (2) the plaintiff did not show a likelihood of success on the merits of its substantive claims.”

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GEORGIA-PACIFIC CORPORATION

By:	/s/ WILLIAM C. SMITH III
Name:	William C. Smith III
Title:	Secretary

Dated: December 16, 2005